UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 000-41569

LANVIN GROUP HOLDINGS LIMITED

3701-02, Tower S2, Bund Finance Center,

600 Zhongshan Rd East No.2,

Shanghai, 200010, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of Director; Appointment of Director

For personal reasons, Mr. Shujiang Qian has resigned from his position as a director of the Company, effective as of April 14, 2023. Mr. Qian’s resignation did not result from any dispute or disagreement with the Company or the board of directors (the “Board”) regarding our practices, policies, or otherwise.

On April 14, 2023, the Board approved the appointment of Ms. Weijin Fang as the director of the Company, effective as of April 14, 2023. Weijin Fang is the Senior Vice President and CHO of Fosun Tourism Group, Co-CHO of Fosun Happiness Business Group. Ms. Fang is primarily responsible for human resource strategic planning, organization design and development, talent recruitment, leadership development and mechanism innovation. Prior to joining Fosun Tourism Group, Ms. Fang served as the Head of Fosun International Talent Development, senior human resources partner, executive principal of Fosun University, general manager of the staff ecology BD department and co-chief human resources officer of the Intelligent Technology Business Group. Prior to joining Fosun, she worked in KPMG China as Senior HR Business Advisor, responsible for general HR management and organization development. Ms. Fang obtained Bachelor degree of Economics from Shanghai University and Bachelor Degree of Commerce from University of Technology Sydney in 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Yun Cheng
Name: Yun Cheng Title: Chief Executive Officer

Date: April 14, 2023